KKH 3/17

15049973

SECURIT ON

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SEC Mail Processing Section
MAR 11 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36525

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thrivent Investment Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 Fourth Avenue South
(No. and Street)

Minneapolis (City) MN (State) 55415-1624 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kurt S. Tureson 612-844-8233
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 3/17

OATH OR AFFIRMATION

I, Kurt S. Tureson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thrivent Investment Management Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEATHER M OLSON
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/17

Signature

Kurt S. Tureson, VP & CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thrivent Investment Management Inc.

Statement of Financial Condition

For the year ended December 31, 2014
with Report of Independent Registered Public Accounting Firm.

THRIVENT® INVESTMENT MANAGEMENT

625 Fourth Ave. S., Minneapolis, MN 55415-1665
Thrivent.com • 800-847-4836

Thrivent Investment Management Inc.
Statement of Financial Condition
December 31, 2014

Contents

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Thrivent Investment Management Inc.:

In our opinion, the accompanying statement of financial condition and related notes to the statement of financial condition, presents fairly, in all material respects, the financial position of Thrivent Investment Management Inc. at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 9, 2015

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Thrivent Investment Management Inc.
Statement of Financial Condition
December 31, 2014
(dollars in thousands, except share information)

Assets		
Cash and cash equivalents	$	24,066
Cash segregated under federal and other regulations		6,171
Receivable from clearing firms		109
Receivable from related parties		7,362
Receivable from other entities, net of allowance of $36		2,192
Deferred tax assets		3,667
Prepaid expenses		470
Other assets		33
Total assets	$	44,070
Liabilities and shareholder's equity		
Payable to related parties	$	3,857
Commissions and bonuses payable		7,223
Accrued expenses		5,202
Income tax payable		109
Total liabilities		16,391
Commitments and Contingencies (see note 5)		
Shareholder's equity		
Common stock, par value $0.01 per share, 1,000 shares authorized, 98 shares issued and outstanding		-
Additional paid-in capital		23,791
Retained earnings		4,858
Accumulated other comprehensive loss		(970)
Total shareholder's equity		27,679
Total liabilities and shareholder's equity	$	44,070

Thrivent Investment Management Inc.

Notes to Financial Statements
For the Year Ended December 31, 2014
(dollars in thousands)

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations

Thrivent Investment Management Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and registered investment adviser under the Investment Advisers Act of 1940. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Thrivent Financial Holdings Inc. ("Holdings"). Holdings is a wholly-owned subsidiary of Thrivent Financial for Lutherans ("Thrivent Financial"), a fraternal benefit society and registered investment adviser.

The Company serves as the distributor of Thrivent Financial's family of mutual funds (collectively, the "Funds") and Thrivent Financial's variable product offerings (collectively, the "Variable Accounts"). The Company provides managed account and brokerage services through an unaffiliated broker-dealer as well as non-affiliated mutual funds, variable insurance products, and other securities products.

Effective January 1, 2014, the Company transferred its 60% membership interest in Thrivent Asset Management, LLC to Thrivent Financial Holdings, Inc. through a dividend distribution. The transaction was accounted for as a transaction between entities under common control and opening equity balances have been restated for this transaction in the Statement of Changes in Shareholder's Equity.

Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The significant accounting practices used in preparation of the financial statements are summarized as follows:

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and investments in money market mutual funds, of which $3,965 are invested in the Thrivent Money Market Fund as of December 31, 2014. The carrying amounts of all cash and cash equivalents approximate their fair value.

Cash Segregated under federal and other regulations

At December 31, 2014, $6,171 has been segregated in a special bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Commission (SEC).

Receivables

Receivable from clearing firms consist of funds on deposit at unaffiliated broker-dealers which totaled $109 as of December 31, 2014. Receivable from related parties consist of revenue earned but unpaid to the Company from the Thrivent Mutual Funds and monies owed to the Company by affiliated Thrivent entities. The Company had $2,789 in earned but unpaid 12b-1 revenue from the Thrivent Mutual Funds at December 31, 2014. Receivables from other entities consist of earned but unpaid revenue from third parties and unaffiliated brokers and monies owed to the Company from Registered Representatives for licensing and registration costs paid by the Company on their behalf. The amount owed the Company by Registered Representatives at December 31, 2014 was $1,514. The Company estimates that $36 of this amount will go uncollected based on historical loss experience.

Note 1. Nature of Operations and Significant Accounting Policies, continued

New Accounting Guidance
In July 2013, the Financial Accounting Standards Board updated the accounting standard related to income taxes. The update requires presenting an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The Company has been presenting the guidance as prescribed in the Financial Statements and no changes are needed for the annual reporting period ended December 31, 2014.

Note 2. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows (dollars in thousands):

Deferred tax assets:		
Retirement and pension	$	976
Non-qualified deferred compensation		1,944
State NOL carryforward		71
Unrealized loss on investments (AOCI)		646
Other		30
Deferred tax assets	$	3,667

At December 31, 2014 the Company had state net operating loss carryforwards of approximately $1,410 which expire beginning in 2021.

There are no unrecognized or uncertain tax positions at December 31, 2014. The IRS has completed an examination of tax years 2011 and 2012. Tax years 2013 through 2014 are open under the statute of limitations and remain subject to examination by the Internal Revenue Service.

(dollars in thousands)

Note 3. Benefit Plans

Employees of the Company are covered by non-contributory defined-benefit pension plans and a contributory savings plan sponsored by Thrivent Financial. In addition, Thrivent Financial also sponsors a health and life insurance postretirement benefit plan in which employees of the Company participate.

The Company also has a non-qualified, non-contributory defined benefit retirement plan (the Plan) to provide certain employees with benefits in addition to those provided by the non-contributory defined benefit plans sponsored by Thrivent Financial. The Company uses a measurement date of December 31 in its benefit plan disclosures.

The Plan's funded status and the amounts recognized in the financial statements as of December 31, 2014, were as follows:

Change in projected benefit obligation:	
Benefit obligation at beginning of year	$ 3,368
Interest cost	169
Actuarial gain	663
Benefit payments	(144)
Benefit obligation at end of year	4,056
Change in plan assets:	
Plan assets at beginning of year	-
Company contributions	144
Benefit payments	(144)
Plan assets at end of year	-
Funded status	(4,056)
Unrecognized net loss	-
Accrued pension cost	$ (4,056)
Amounts recognized in AOCI:	
Net loss ($1,616 less deferred taxes of $646)	$ 970
Accumulated benefit obligation	$ 4,056

(dollars in thousands)

Note 3. Benefit Plans, continued

The Company used a weighted average discount rate of 4.20% as of December 31, 2014, to determine the pension benefit costs/obligation. Projected benefit payments for the next ten years are as follows:

Fiscal 2015	$ 172
Fiscal 2016	$ 172
Fiscal 2017	$ 172
Fiscal 2018	$ 172
Fiscal 2019	$ 177
Fiscal 2020 - 2024	$1,106

Note 4. Clearing Agreement

The Company is an introducing broker and clears certain securities transactions with and for customers on a fully disclosed basis with certain clearing companies. The Company transmits all customer funds and securities to the clearing companies. In connection with these arrangements, the Company has agreed to indemnify the clearing broker dealer for losses incurred in connection with transactions introduced by the Company. As of December 31, 2014, the Company was not deemed to be liable for any such transactions. The name of the Company's clearing firm is National Financial Services Corporation.

Note 5. Contingencies

In the ordinary course of business, various legal and regulatory proceedings and contingencies arise. In the opinion of management, the aggregate liability of such known proceedings and contingencies, if any, would not have a material adverse effect on the Company's financial position, liquidity, or results of operations.

Note 6. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2014, the Company had net capital of $18,364 which was $18,114 in excess of its minimum net capital required of $250.

The Company is also subject to the SEC Customer Protection Rule (Rule 15c3-3) that requires the company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. As of December 31, 2014, the Company has no debit items as defined by the Rule and total credits in customers' security accounts in the amount of $2,735. The amount held in segregated cash as required under this Rule was $6,171 as of December 31, 2014. The reserve requirement is computed on a weekly basis.

Note 7. Fair Value of Financial Instruments

Fair Value of Financial Instruments Carried at Fair Value

In estimating the fair values for financial instruments carried at fair value, the amount of observable and unobservable inputs used to determine fair value are taken into consideration. Each of the Company's financial instruments has been classified into one of three categories based on that evaluation:

Level 1: Fair value based on quoted prices for identical assets in active markets that are accessible.
Level 2: Fair value based on quoted prices for similar instruments in active markets that are accessible; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations where the significant value driver inputs are observable.
Level 3: Fair value based on significant value driver inputs that are not observable.

Cash Equivalents

The fair value for cash equivalents carried at fair value is based on the quoted daily net asset value of the invested funds.

The carrying value and estimated fair value of the Company's financial instruments carried at fair value as of December 31 were as follows (in thousands):

	Level 1	Level 2	Level 3	Total
Fair Value at December 31, 2014:				
Money market funds	$ 23,972	$ -	$ -	$ 23,972
Total	$ 23,972	$ -	$ -	$ 23,972

The Company had no transfers into or out of Level 1 or Level 2 fair value measurements during 2014, nor did it hold any Level 3 financial instruments during 2014.

Note 8. Subsequent Events

Subsequent Events

The Company evaluated events or transactions that may have occurred after the balance sheet date for potential recognition or disclosure through March 9, 2015, the date the financial statements were available to be issued. No events or transactions were identified that affect the Company's December 31, 2014, financial statements or that require further disclosure.